SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors Meeting held on September 26, 2016

1. Date, Time and Place: On September 26, 2016, at 8:30 a.m., at the Company’s headquarters at Avenida das Nações Unidas 8.501, 19º andar.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval of the quorum were verified.

3. Presiding Board: Chairman Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The following was resolved, unanimously and without any restrictions, by all attending members of the Board of Directors:

4.1. In view of the Statement of Acknowledgment and Commitment executed with the Federal Public Prosecutor’s Office and ratified by the Judge of the 10th Federal Court of the Judiciary Section of the 1st Region Federal Regional Court in accordance with proceedings nºs 37357-72.2016.4.01.3400, 37374-11.2016.4.01.3400 and 54446-11.2016.4.01.3400, as evidenced through notice received on this date, as attached hereto, from legal representatives of Mr. Maurício Marcellini Pereira, Brazilian citizen, divorced, business administrator, identity card (RG) nº 19434, issued by CRA/MG, individual taxpayer’s register (CPF/MF) nº 838.823.836-15, the provisional remedies applicable to him were adjourned, especially referring to “suspending all and any activity in the financial and capital markets, as well as suspending the performance of any position or managerial duty at company or corporate group”. Therefore, Mr. Maurício Marcellini Pereira will resume the duties of his office at the Company’s Board of Directors, whose temporary suspension had been recorded pursuant to the minutes of the Board of Directors meeting held on September 15, 2016.

4.2. It is recorded that Mr. Maurício Marcellini Pereira will not resume his duties as member of the Company’s Audit Committee until the conclusion of the ongoing proceedings described above, keeping Mr. Odair Garcia Senra, Brazilian citizen, widower, civil engineer, identity card (RG) nº 3.259.126, issued by SSP/SP, individual taxpayer’s register (CPF/MF) nº 380.915.938-72, resident and domiciled in the City and State of São Paulo, with office in the City and State of São Paulo, at Avenida das Nações Unidas, nº 8.501, 19° andar, CEP 05425-070 as a member of the Company’s Audit Committee, with term of office to expire on May 4, 2018.

4.3. Finally, these minutes register the commitment undertaken by Mr. Maurício Marcellini Pereira, readmitted herein, of keeping the Company’s Board of Directors informed on any update referring to the proceedings nºs 37357-72.2016.4.01.3400, 37374-11.2016.4.01.3400 and 54446-11.2016.4.01.3400, and these minutes state that referred proceedings are not connected with the Company, neither directly nor indirectly.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by the attending board members. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Board members: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior and Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale
Secretary

BRASÍLIA-DF,26DESETEMBRODE2016

ILMA. DRA RENATA FIDALE

Diretora Jurídica da GAFISA

Ref. Operação Greenfield – Medidas Cautelares

1.                                          Comunico-lhe que na sexta-feira, dia 23 de setembro de 2016, o Juízo da 10.ª Vara Federal da Seção Judiciária do Distrito Federal homologou o acordo celebrado entre Maurício Marcellini Pereira e os membros do Ministério Público Federal e da Polícia Federal, no bojo do processo PROCESSO JUDICIAL 0037357-72.2016.4.01.3400, com o intuito de suspender as medidas cautelares anteriormente decretadas, em especial a proibição de desempenhar qualquer atividade no mercado financeiro e de capitais (Docs. 1 e 2 anexos)

2.                                          Diante disso, Maurício Marcellini Pereira está habilitado a retornar ao exercício das suas funções na condição de membro do Conselho da GAFISA.

Brasília–DF,26desetembrode2016

Thiago Luís Sombra OAB/DF 28.393

Brasília

SHIS QI 09 cj. 01 casa 14 Lago Sul

www.tsombra.com.br tel. 55 61 2196 7817

TERMO DE CIÊNCIA E COMPROMISSO

Referências: Processos no 37357-72.2016.4.01.3400, 37374-11.2016.4.01.3400 e 54446-11.2016.4.01.3400

MAURÍCIO MARCELLINI PEREIRA, brasileiro, divorciado, administrador, inscrito no C CPF n° 838.823.836-15, representado por seus advogados Thiago Luis Sombra, OAB/DF n. 28.393, e Danilo Bomfim Soares, OAB/DF n. 30.998, vêm, na presença de duas testemunhas, do Procurador da República que esta subscreve e da Delegada da Polícia Federal também signatária, sem que isso signifique o reconhecimento de culpa ou de responsabilidade cível ou criminal: (a) compromisso de garantir o juízo por meio da manutenção do bloqueio judicial (I) da quantia aplicada em fundos de investimento, títulos públicos e títulos bancários no total de R$ 1.000.000,00 (hum milhão de reais), (II) de um apartamento na Av. Pau Brasil Sul, lote 20, Torre 2, CEP 71916-500, Águas Claras Sul-DF, avaliado em R$ 750.000,00 (setecentos e cinquenta mil reais), (III) de um automóvel Mercedes Benz C180, avaliado em R$ 80.000,00 (oitenta mil reais); (IV) de uma moto Harley Davidson avaliada em R$ 90.000,00 (noventa mil reais), permanecendo como depositário fiel; (b) comparecer, independente de intimação formal ou de prévia comunicação, perante a Procuradoria da República no Distrito Federal e a Policia Federal no Distrito Federal, para prestar esclarecimentos adicionais sempre e quando for solicitado, ainda que informalmente, pelas autoridades responsáveis pela condução da Operação Greenfield; (c) colaborar e apresentar ativamente todos os documentos e informações que venham a ser solicitados/necessitados pela equipe investigadora da Operação Greenfield relacionados aos fatos ora tratados. Em razão do compromisso aqui prestado, o MINISTÉRIO PÚBLICO FEDERAL e o DEPARTAMENTO DE POLÍCIA FEDERAL comunicarão imediatamente ao juízo competente (10a Vara Federal do Distrito Federal) a desnecessidade de manutenção das demais medidas cautelares proferidas nos processos em epígrafe, com exceção do bloqueio dos bens acima listados em relação à pessoa física desse termo1. Fica o compromissado ciente de que as medidas supramencionadas poderão ser novamente decretadas em caso de descumprimento do presente termo de ciência e compromisso.

MAURÍCIO MARCELLINI PEREIRA

________________

1 Medidas cautelares das alíneas ‘a’ a ‘g’ determinadas em decisão proferida no processo n° 0037357-

72.2016.4.01.3400 e medidas cautelares de sequestro, bloqueio e indisponibilidade de bens, valores e ativos determinadas em decisão proferida no processo no 0037374-11.2016.4.01.3400.

PODER JUDICIÁRIO

TRIBUNAL REGIONAL FEDERAL DA PRIMEIRA REGIÃO

SEÇÃO JUDICIÁRIA DO DISTRITO FEDERAL

Processo N° 0037357-72.2016.4.01.3400 – 10ª. VARA FEDERAL

No de registro e-CVD 00294.2016.00103400.1.00065/00032

DECISÃO

O Ministério Público Federal e a Polícia Federal apresentaram termo de ciência e compromisso firmado com o investigado MAURICIO MARCELLINI PEREIRA e requereram a suspensão pelo período de 1 (um) ano dos efeitos das decisões proferidas no bojo das medidas cautelares n°s 37357-72.2016.4.01.3400 e 37374-11.2016.4.01.3400, em desfavor do referido investigado (sequestro/indisponibilidade/bloqueio de bens valores, bem como medidas diversas da prisão), com exceção do bloqueio dos bens especificados rio aludido termo de ciência e compromisso.

Decido.

Verifico que, em 23.09.2016, foi firmado Termo de Ciência e Compromisso, de um lado, entre MAURICIO MARCELLINI PEREIRA; e, de outro, pelo Ministério Publico Federal e a Polícia Federal.

Em tal acordo, MAURÍCIO MARCELLINI PEREIRA se compromete a: “(a) fìrmar compromisso de garantir o juízo por meio da manutenção do bloqueio judicial (I) da quantia aplicada em fundos de investimento, títulos públicos e títulos bancários no total de R$ 1.000.000,00 (um milhão de reais), (II) de um apartamento na Av. Pau Brasil Sul, Lote 20, Torre 2, CEP 71916-500, Águas Claras Sul-DE, avaliado em R$ 750.000,00 (setecentos e cinquenta mil reais), (III) de um automóvel Mercedes Benz C180, avaliado em R$ 80.000,00 (oitenta mil reais); (IV) de uma moto Harley Davidson avaliada em R$ 90.000,00 (noventa mil reais), permanecendo como depositário fiel; (b) comparecer, independente de intimação formal, perante a Procuradoria da República no Distrito Federal e a Polícia Federal no Distrito Federal, para prestar esclarecimentos adicionais sempre e quando for solicitado, ainda que informalmente, pelas autoridades responsáveis pela condução da Operação Greenfield; c) colaborar e apresentar ativamente todos os documentos e informações que venham a ser solicitados/.”.

Creio que essas novas proposições substitutivas atendem, a priori, com satisfação o pressuposto cautelar das medidas antes adotadas, para que se alcance, em caso de eventual condenação, a garantia da reparação do dano do prejuízo nos Fundos de Pensão mencionados nos referidos processos em que foram decretadas as supramencionadas medidas cautelares. O referido investigado compromete-se a garantir

Documento assinado digitalmente pelo (a) JUIZ FEDERAL VALLISNEY DE SOUZA OLIVEIRA em 23/09/20I6, com base na Lei 11.419 de 19/12/2006.

A autenticidade deste poderá ser verificada em: http://www.trf1.jus.br/autenticidade, mediante código 64002633400217.

PODER JUDICIÁRIO

TRIBUNAL REGIONAL FEDERAL DA PRIMEIRA REGIÃO

SEÇÃO JUDICIÁRIA DO DISTRITO FEDERAL

Processo N° 0037357-72.2016.4.01.3400 – 10ª. VARA FEDERAL

No de registro e-CVD 00294.2016.00103400.1.00065/00032

o Juízo com os seguintes bens/valores: (I) o valor de R$ 1.000.000,00 (um milhão de reais), (II) um apartamento na Av. Pau Brasil Sul, Lote 20, Torre 2, CEP 71916-500, Águas Claras Sul-DF, avaliado em R$ 750.000,00 (setecentos e cinquenta mil reais), (III) um automóvel Mercedes Benz C180, avaliado em R$ 80.000,00 (oitenta mil reais); (IV) e uma moto Harley Davidson avaliada em R$ 90.000,00 (noventa mil reais), permanecendo como depositário fiel, o que resulta em manifesta suficiência para a garantia e aplicação da lei penal, em caso de condenação, inclusive em relação a consequências civis do apontado delito, caso não haja absolvição dos réus em eventual ação penal.

Além disso, as demais medidas firmadas no referido termo de compromisso serão úteis para as investigações, na medida em que o investigado se compromete, também, a comparecer, independente de intimação formal, perante os órgãos responsáveis pela investigação Greenfield, para prestar esclarecimentos adicionais e apresentar todos os documentos e informações que venham a ser solicitados pela referida equipe investigadora.

Diante do exposto, DEFIRO o pedido do MPF e da Polícia Federal, que ratificam o termo de Compromisso do investigado MAURÍCIO MARCELLINI PEREIRA.

Para tanto, determino:

1) a suspensão pelo período de 1 (um) ano dos efeitos das decisões proferidas no bojo das medidas cautelares n°s 37357-72.2016.4.01.3400 e 37374-11.2016.4.01.3400, em desfavor do referido investigado (sequestro/indisponibilidade de bens valores, bem como medidas diversas da prisão), com exceção do bloqueio dos bens especificados no aludido termo de ciência e compromisso, quais sejam: (I) a quantia aplicada em fundos de investimento, títulos públicos e títulos bancários no total de R$ 1.000.000,00 (um milhão de reais), (lI) um apartamento na Av. Pau Brasil Sul, Lote 20, Torre 2, CEP 71916-500, Águas claras Sul-DE, avaliado em R$ 750.000,00 (setecentos e cinquenta mil reais), (III) um automóvel Mercedes Benz C180, avaliado em R$ 80.000,00 (oitenta mil reais); (IV) e uma moto Harley Davidson avaliada em R$ 90.000,00 (noventa mil reais), permanecendo como depositário fiel;

Documento assinado digitalmente pelo (a) JUIZ FEDERAL VALLISNEY DE SOUZA OLIVEIRA em 23/09/20I6, com base na Lei 11.419 de 19/12/2006.

A autenticidade deste poderá ser verificada em: http://www.trf1.jus.br/autenticidade, mediante código 64002633400217.

PODER JUDICIÁRIO

TRIBUNAL REGIONAL FEDERAL DA PRIMEIRA REGIÃO

SEÇÃO JUDICIÁRIA DO DISTRITO FEDERAL

Processo N° 0037357-72.2016.4.01.3400 – 10ª. VARA FEDERAL

No de registro e-CVD 00294.2016.00103400.1.00065/00032

2) que MAURÍCIO MARCELLINI PERERIA compareça, toda vez que for comunicado, ainda que informalmente, perante o MPF/DF e a Polícia Federal/DF para prestar esclarecimentos adicionais. Esse dever de comparecimento também se estende à Justiça Federal (Juízo da l0a Vara Federal); e

3) a apresentação pelo referido investigado de todos os documentos e informações que venham a ser solicitados/necessitados pela equipe investigadora da Operação Greenfield relacionados aos fatos ora tratados; e Consigno que, não cumpridas as proposições feitas pelo referido investigado e deferidas acima, esta decisão será revogada, voltando-se ao estado anterior, inclusive para análise outras medidas alternativas e cautelares.

Confiro força de ofício a esta decisão, para fins de DESBLOQUEIO e de LIBERAÇÃO DE BENS, COTAS, CONTAS BANCÁRIAS (demais restrições determinadas por este Juízo) por parte dos Órgãos encarregados pelo cumprimento das ordens de constrições.

Cumpre às autoridades e órgãos destinatários do ofício acima observar que deve permanecer o bloqueio/sequestro/indisponibilidade dos seguintes bens/valores do investigado MAURÍCIO MARCELLINI PEREIRA: (I) o valor de R$ 1.000.000,00 (um milhão de reais), (II) um apartamento na Av. Pau Brasil Sul, Lote 20, Torre 2, CEP 71916-500, Águas Claras Sul-DF, avaliado em R$ 750.000,00 (setecentos e cinquenta mil reais), (III) um automóvel Mercedes Benz C180, avaliado em R$ 80.000,00 (oitenta mil reais); (IV) e uma moto Harley Davidson avaliada em R$ 90.000,00 (noventa mil reais).

Intime-se.

Ciência ao MPF e à Polícia Federal.

À Secretaria para as providências.

Brasília-DF, 23.09.2016.

VALLISNEY DE SOUZA OLIVEIRA

JUIZ FEDERAL

Documento assinado digitalmente pelo (a) JUIZ FEDERAL VALLISNEY DE SOUZA OLIVEIRA em 23/09/20I6, com base na Lei 11.419 de 19/12/2006.

A autenticidade deste poderá ser verificada em: http://www.trf1.jus.br/autenticidade, mediante código 64002633400217.

PODER JUDICIÁRIO

TRIBUNAL REGIONAL FEDERAL DA PRIMEIRA REGIÃO

SEÇÃO JUDICIÁRIA DO DISTRITO FEDERAL

Processo N° 0037354-11.2016.4.01.3400 – 10ª. VARA FEDERAL

No de registro e-CVD 00295.20I6.00103400.1.00065/00032

O Ministério Público Federal e a Polícia Federal apresentaram termo de ciência e compromisso firmado com o investigado MAURÍCIO MARCELLINI PEREIRA e requereram a suspensão pelo período de 1 (um) ano dos efeitos das decisões proferidas no bojo das medidas cautelares nos 37357-72.2016.4.01.3400 e 37374-11.2016.4.01.3400, em desfavor do referido investigado (sequestro/indisponibilidade/bloqueio de bens valores, bem como medidas diversas da prisão), com exceção do bloqueio dos bens especificados no aludido termo de ciência e compromisso.

Decido.

Verifico que, em 23.09.2016, foi firmado Termo de Ciência e Compromisso, de um lado, entre MAURÍCIO MARCELLINI PEREIRA; e, de outro, pelo Ministério Publico Federal e a Polícia Federal.

Em tal acordo, MAURÍCIO MARCELLINI PEREIRA se compromete a: “(a) fìrmar compromisso de garantir o juízo por meio da manutenção do bloqueio judicial (I) da quantia aplicada em fundos de investimento, títulos públicos e títulos bancários no total de R$ 1.000.000,00 (um milhão de reais), (II) de um apartamento na Av. Pau Brasil Sul, Lote 20, Torre 2, CEP 71916-500, Águas Claras Sul-DF, avaliado em R$ 750.000,00 (setecentos e cinquenta mil reais), (III) de um automóvel Mercedes Benz C180, avaliado em R$ 80.000,00 (oitenta mil reais); (IV) de uma moto Harley Davidson avaliada em R$ 90.000,00 (noventa mil reais), permanecendo como depositário fiel; (b) comparecer, independente de intimação formal, perante a Procuradoria da República no Distrito Federal e a Polícia Federal no Distrito Federal, para prestar esclarecimentos adicionais sempre e quando for solicitado, ainda que informalmente, pelas autoridades responsáveis pela condução da Operação Greenfield; c) colaborar e apresentar ativamente todos os documentos e informações que venham a ser solicitados/.”.

Creio que essas novas proposições substitutivas atendem, a priori, com satisfação o pressuposto cautelar das medidas antes adotadas, para que se alcance, em caso de eventual condenação, a garantia da reparação do dano do prejuízo nos Fundos de Pensão mencionados nos referidos processos em que foram decretadas as supramencionadas medidas cautelares. O referido investigado compromete-se a garantir o Juízo com os seguintes bens/valores: (I) o valor de R$ 1.000.000,00 (um milhão de reais), (II) um apartamento na Av. Pau Brasil Sul, Lote 20, Torre 2, CEP 71916-500, Águas

Documento assinado digitalmente pelo(a) JUIZ FEDERAL VALLISNEY DE SOUZA OLIVEIRA em 23/09/20I6, com base na Lei 11.419 de 19/12/2006.

A autenticidade deste poderá ser verificada em: http://www.trf1.jus.br/autenticidade, mediante código 64002973400248.

PODER JUDICIÁRIO

TRIBUNAL REGIONAL FEDERAL DA PRIMEIRA REGIÃO

SEÇÃO JUDICIÁRIA DO DISTRITO FEDERAL

Processo N° 0037354-11.2016.4.01.3400 – 10ª. VARA FEDERAL

No de registro e-CVD 00295.20I6.00103400.1.00065/00032

Claras Sul-DF, avaliado em R$ 750.000,00 (setecentos e cinquenta mil reais), (III) um automóvel Mercedes Benz C180, avaliado em R$ 80.000,00 (oitenta mil reais); (IV) e uma moto Harley Davidson avaliada em R$ 90.000,00 (noventa mil reais), permanecendo como depositário fiel, o que resulta em manifesta suficiência para a garantia e aplicação da lei penal, em caso de condenação, inclusive em relação a consequências civis do apontado delito, caso não haja absolvição dos réus em eventual ação penal.

Além disso, as demais medidas firmadas no referido termo de compromisso serão úteis para as investigações, na medida em que o investigado se compromete, também, a comparecer, independente de intimação formal, perante os órgãos responsáveis pela investigação Greenfield, para prestar esclarecimentos adicionais e apresentar todos os documentos e informações que venham a ser solicitados pela referida equipe investigadora.

Diante do exposto, DEFIRO o pedido do MPF e da Polícia Federal, que ratificam o termo de Compromisso do investigado MAURÍCIO MARCELLINI PEREIRA.

Para tanto, determino:

1) a suspensão pelo período de 1 (um) ano dos efeitos das decisões proferidas no bojo das medidas cautelares nos 37357-72.2016.4.01.3400 e 37374-11.2016.4.01.3400, em desfavor do referido investigado (sequestro/indisponibilidade/bloqueio de bens valores, bem como medidas diversas da prisão), com exceção do bloqueio dos bens especificados no aludido termo de ciência e compromisso, quais sejam: (I) a quantia aplicada em fundos de investimento, títulos públicos e títulos bancários no total de R$ 1.000.000,00 (um milhão de reais), (II) um apartamento na Av. Pau Brasil Sul, Lote 20, Torre 2, CEP 71916-500, Águas Claras Sul-DF, avaliado em R$ 750.000,00 (setecentos e cinquenta mil reais), (III) um automóvel Mercedes Benz C180, avaliado em R$ 80.000,00 (oitenta mil reais); (IV) e uma moto Harley Davidson avaliada em R$ 90.000,00 (noventa mil reais), permanecendo como depositário fiel;

2) que MAURÍCIO MARCELLINI PERERIA compareça, toda vez que for comunicado, ainda que informalmente, perante o MPF/DF e a Polícia

Documento assinado digitalmente pelo(a) JUIZ FEDERAL VALLISNEY DE SOUZA OLIVEIRA em 23/09/20I6, com base na Lei 11.419 de 19/12/2006.

A autenticidade deste poderá ser verificada em: http://www.trf1.jus.br/autenticidade, mediante código 64002973400248.

PODER JUDICIÁRIO

TRIBUNAL REGIONAL FEDERAL DA PRIMEIRA REGIÃO

SEÇÃO JUDICIÁRIA DO DISTRITO FEDERAL

Processo N° 0037354-11.2016.4.01.3400 – 10ª. VARA FEDERAL

No de registro e-CVD 00295.20I6.00103400.1.00065/00032

Federal/DF para prestar esclarecimentos adicionais. Esse dever de comparecimento também se estende à Justiça Federal (Juízo da 10ª. Vara Federal); e

3) a apresentação pelo referido investigado de todos os documentos e informações que venham a ser solicitados/necessitados pela equipe investigadora da Operação Greenfield relacionados aos fatos ora tratados; e Consigno que, não cumpridas as proposições feitas pelo referido investigado acima, esta decisão será revogada, voltando-se ao estado anterior, inclusive outras medidas alternativas e cautelares.

Confiro força de oficio a esta decisão, para fins de DESBLOQUEIO e de LIBERAÇÃO DE BENS, COTAS, CONTAS BANCÁRIAS (demais restrições determinadas por este juízo) por parte dos Órgãos encarregados pelo cumprimento das ordens de constrições.

Cumpre às autoridades e órgãos destinatários do ofício acima observar que deve permanecer o bloqueio/sequestro/indisponibilidade dos seguintes bens/valores do investigado MAURÍCIO MARCELLINI PEREIRA: (I) o valor de R$ 1.000.000,00 (um milhão de reais), (II) um apartamento na Av. Pau Brasil Sul, Lote 20, Torre 2, CEP 71916-500, Águas Claras Sul-DF, avaliado em R$ 750.000,00 (setecentos e cinquenta mil reais), (III) um automóvel Mercedes Benz C180, avaliado em R$ 80.000,00 (oitenta mil reais); (IV) e uma moto Harley Davidson avaliada em R$ 90.000,00 (noventa mil reais).

Intime-se.

Ciência ao MPF e à Polícia Federal.

À Secretaria para as providências.

Brasília-DF, 23.09.2016.

VALLISNEY DE SOUZA OLIVEIRA

JUIZ FEDERAL

Documento assinado digitalmente pelo(a) JUIZ FEDERAL VALLISNEY DE SOUZA OLIVEIRA em 23/09/20I6, com base na Lei 11.419 de 19/12/2006.

A autenticidade deste poderá ser verificada em: http://www.trf1.jus.br/autenticidade, mediante código 64002973400248.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 27, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer